SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 April 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 ON THE AGENDA:

(To resolve on a reduction in share capital of up to 65,191,463.05 Euros for the purpose of releasing excess capital in connection with a share buyback programme, by means of cancellation of up to 186,261,323 shares representing up to16.5% of the share capital to be acquired as a result of the implementation of this resolution, as well as on related reserves, and on the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association)

Whereas:

A) The Board of Directors announced on 20 February 2007, in the report on the opportunity and conditions of the Public Tender Offer for the shares representing the Company’s share capital launched by the companies Sonaecom, SGPS, S.A. e Sonaecom, B.V., its intention to implement a share buyback programme in the framework of a shareholder remuneration package proposed by the Company, having subsequently explained the contents of said announcement on February 27, 2007;

B) The shareholder remuneration package proposed by the Board of Directors shall be implemented until the end of the financial year of 2009 and the share buyback programme is to be implemented until March 2008;

C) This share buyback programme’s purpose is to reduce the Company’s share capital, for which effect the share buyback programme shall be submitted to the approval of the Shareholders General Meeting by the qualified majority inherent to the amendment to the Articles of Association for the said reduction;

D) In the meantime, on March 2, 2007, the failure of the abovementioned Public Tender Offer which was one of the conditions for the implementation of the share buyback programme, occurred;

E) As duly disclosed to the market, the Company has negotiated, with several financial institutions, the terms of the agreements of financial derivative instruments (equity swaps) over own shares, which provide for the possibility of physical settlement at the option of the Company, subject to condition of obtaining the required authorization for the buyback at General Meeting of Shareholders;

F) The possibility that such buyback may be of a corporate interest, and it may contribute to speed up or complete the implementation of the capital reduction;

G) It is anticipated that, in order to implement the acquisition of own shares inherent to the share buyback programme, the Company will be in a position to use exclusively assets that, according to articles 32 and 33 of the Companies Code, may by distributed to the shareholders;

H) To the extent required, in mandatory terms, by paragraph 2, b) of article 463 of the Portuguese Companies Code, the Company must create a special reserve in an amount equivalent to the par value of any own shares to be cancelled that may be acquired following this resolution;

We propose that it be resolved:

1) To reduce the share capital in up to 65,191,463.05 Euros, equivalent to the cancellation of up to 186,261,323 own shares to be acquired by the company within the share buyback programme that the Board of Directors may approve subsequently to this resolution of the General Meeting of Shareholders, being such capital reduction intended for the special purpose of implementing the share buyback programme and corresponding release of capital in excess, and, as such, an additional reduction separate from the reduction under item 9 on the agenda;

2) To approve the acquisition of up to 186,261,323 ordinary own shares for implementation of the capital reduction resolution under paragraph (1) above, which acquisition and quantities are additional and separate from those referred to in the general resolution on the acquisition and disposal of own shares approved under item 6 on the agenda, and with the terms and conditions of such general resolution applying to the acquisitions decided herein, with the following specific features:

a) The acquisitions shall be made until March 2008 (unless the acquisition of all 186,261,323 shares to be acquired is reached in the meantime), and the capital reduction shall be limited to an amount equivalent to the own shares acquired and cancelled until such date, without prejudice to the possibility of partial implementation of the capital reduction in an amount equivalent to the number of shares that have actually been acquired until 20 December 2007, and the authorization for acquisition and capital reduction resolved herein shall remain valid until the amount and period of time established in this resolution;

b) The maximum acquisition price is 11.50 Euros per share, whatever the form of acquisition that may be determined by the Board of Directors;

c)The acquisitions shall be exclusively made on a regulated market, without prejudice to the provisions of the following paragraphs;

d) The acquisitions may be made over-the-counter, provided the principle of equal treatment of shareholders is observed;

e) The acquisitions may be made over-the-counter and result of the physical settlement of financial derivative instruments, notably equity swaps, in connection with the corresponding contracts executed with financial institutions, including with Goldman Sachs International, Morgan Stanley & Co. International Limited and Barclays Bank PLC, but only provided that the acquisitions by the financial institutions that are counterparty to the said financial derivative instruments, of the shares subsequently disposed of to the Company itself, have been made by such financial institutions in compliance with the principle of equal treatment of shareholders;

f) Acquisitions by financial institutions under paragraph (e) above shall be made, to the extent possible and with the necessary changes, in compliance with the recommendations of the Securities Market Commission on transactions of own shares and equivalent shares, as well as of the rules set forth in Commission Regulation (EC) no. 2273/2003 of 22 December 2003;

g) Taking into account the schedule that may be determined for implementation of the shareholder remuneration package for the 2006-2009 financial years proposed by the Board of Directors, including the liquidity of the security in the regulated markets where the Company shares are admitted to trading, the Board of Directors may elect any form of acquisition of the own shares to be acquired and cancelled according to this resolution other than the ones described above, provided compliance with the principle of equal treatment of shareholders is ensured;

3) That the shares to be acquired under the foregoing paragraph 2 may include 83 class A shares, in the event that the relevant public shareholding entity(ies) intends to sell them, provided that this is made in compliance with the legal provisions applicable to such disposal, in which case the quantity of ordinary shares to be acquired shall be reduced to a number corresponding to the difference between the total number referred to in paragraph 2 and the quantity of class A shares that have acquired;

4) That all other terms and conditions for the implementation of the share buyback and of the corresponding share capital reduction be established by the Board of Directors;

5) To approve the creation, to the extent required, in a mandatory manner, by paragraph 2, b) of article 463 of the Portuguese Companies Code, of a special reserve equivalent to the par value of the own shares to be cancelled that have been acquired in implementation of this resolution;

6) That the Board of Directors be authorized to define the timing of implementation of this resolution on the share buyback programme and capital reduction with the implementation of the resolutions under items 8 and 9 on the agenda, with the amount of capital reduction as resolved herein being adjusted in the event the capital increase and/or reduction under the said items has/have already been implemented on the date of implementation of this resolution;

7) To approve a possible readjustment of the conversion ratio of the convertible bonds that may be issued by the Company under item 10 on the agenda, as provided for in the conditions for issuance of such bonds, to which this resolution may give rise, to be calculated and implemented by the Board of Directors;

8) To modify, as a result of the capital reduction resolved herein and effective as from the date of the same, paragraphs 1 and 2, a) of article 4 of the Articles of Association, which shall read as follows:

“ARTICLE FOUR
Share Capital

1. The share capital shall be three hundred twenty-nine million, nine hundred eight thousand, three hundred eleven Euros and five Euro cents, fully paid up.

2. The share capital shall be represented by nine hundred, forty-two million, five hundred ninety-five thousand, one hundred seventy-seven shares in the par value of thirty-five Euro cents each, with the following distribution:

a) Nine hundred, forty-two million, five hundred ninety-four thousand, six hundred seventy-seven shares ordinary shares;

b) (…).
3. (…).
4. (…).”

9) That the implementation of this proposal be subject to the existence of the necessary market conditions and financial and accounting situation;

10) That the wording of paragraphs 1 and 2, a) of article 4 of the Articles of Association (and possibly paragragh 2, b), in the event of actual acquisition of class A shares as provided for under item 3 on the agenda), as now approved, be deemed automatically and proportionally adjusted in the event the capital reduction as actually implemented is smaller, as well as in the event the capital increase and/or reduction under items 8 and 9 on the agenda has/have already been implemented on the date of implementation of this resolution.

Lisbon, 21 March 2007.

The Board of Directors,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.